EXHIBIT 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-113797 on Form S-8 of our reports dated April 26, 2010 relating to the financial statements and financial statement schedule of Semiconductor Manufacturing International Corporation and subsidiaries (the "Company"), and the effectiveness of the Company’s internal control over financial reporting (which report expresses an adverse opinion due to a material weakness on the Company's internal control over financial reporting), appearing in this Annual Report on Form 20-F of the Company for the year ended December 31, 2009.

/s/ Deloitte Touche Tohmatsu
Certified Public Accountant
Hong Kong
June 29, 2010